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                                                                    EXHIBIT 3.10

             [Restated electronically for SEC filing purposes only]

                            CERTIFICATE OF FORMATION
                                       OF
                              GAYLORD HOTELS, LLC

      This Certificate of Formation of Gaylord Hotels, LLC is to be filed with the Delaware Secretary of State pursuant to the Delaware Limited Liability Company Act, Section 18-201.

      1.    The name of the limited liability company is Gaylord Hotels, LLC.

      2. The address of the registered office and the name and the address of the registered agent of the limited liability company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle.

      3. The limited liability company shall have the power to indemnify any member, manager, officer, employee or agent who has taken an action of management as a member, manager, officer, employee or agent of the limited liability company, or any other person who is serving at the request of the limited liability company in any such capacity with another foreign or domestic corporation, limited liability company, partnership, joint venture, trust, or other enterprise (including, without limitation, any employee benefit plan) to the fullest extent permitted by the Delaware Limited Liability Company Act as it exists on the date hereof or as it may hereafter be amended, and any such indemnification may continue as to any person who has ceased to be a member, manager, officer, employee, or agent and may inure to the benefit of the heirs, executors, and administrators of such a person.

      4. By action of the member(s), notwithstanding any interest of the member(s) in the action, the limited liability company may purchase and maintain insurance, in such amounts as the member(s) deem appropriate, to protect any member, manager, officer, employee, independent contractor or agent of the limited liability company or any other person who is or was serving at the request of the limited liability company in any such capacity with another foreign or domestic corporation, limited liability company, partnership, joint venture, trust, or other enterprise (including, without limitation, any employee benefit plan) against liability asserted against him or incurred by him in any such capacity or arising out of his status as such (including, without limitation, expenses, judgments, fines, and amounts paid in settlement) to the fullest extent permitted by the Delaware Limited Liability Company Act as it exists on the date hereof or as it may hereafter be amended, and whether or not the limited liability company would have the power or would be required to indemnify such person under the terms of any agreement or provision of the limited liability company agreement or the Delaware Limited Liability Company Act. For purposes of this paragraph, "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan.

      Dated as of this 7th day of May, 2003.


                                           /s/ James E. Furr
                                           -------------------------------------
                                           James E. Furr, IV, Sole Organizer